Exhibit 107

Calculation of Filing Fee Tables

S-1

(Form Type)

Adagio Medical Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock	457(c)	8,505,387 (1)(2)	$3.85(3)	$32,745,740	$0.00014760	$4,833.27
	Total Offering Amounts					$32,745,740		$4,833.27
	Total Fees Previously Paid							$—
	Total Fee Offsets							$—
	Net Fee Due							$4,833.27

(1)

Represents (i) up to 7,905,387 shares of Common Stock (excluding the shares of Common Stock underlying the Warrants (the “Convertible Note Shares”) issuable upon the conversion of those certain 13% senior secured convertible notes, and (ii) up to 600,000 shares of Common Stock (the “Warrant Shares”) issuable upon exercise of those warrants to purchase shares of Common Stock, exercisable at a $24.00 exercise price or on a cashless basis (the “Warrants”), issued pursuant to the Convertible Security Subscription Agreement

(2)

Includes an indeterminable number of additional securities that, pursuant to Rule 416 under the Securities Act of 1933, as amended, may be issued to prevent dilution from stock splits, stock dividends or similar transactions that could affect the securities to be offered by the selling securityholders.

(3)

Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales price of the Registrant’s ordinary shares as reported on the Nasdaq Stock Market on September 12, 2024.